SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Northern Star Financial, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

775723 10 1

(CUSIP Number)

Robert H. Dittrich
826 North Broadway, P. O. Box 755
New Ulm, Minnesota 56073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [  ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775728 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert H. Dittrich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,492 (includes 26,111 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable within 60 days of the date of this Schedule)

	8.	Shared Voting Power 0

9.

Sole Dispositive Power
63,492 (includes 26,111 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable within 60 days of the date of this Schedule)

	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
63,492 (includes 26,111 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable within 60 days of the date of this Schedule)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Northern Star Financial, Inc. 1650 Madison Avenue Mankato, Minnesota 56001

Item 2.	Identity and Background
	(a)	Robert H. Dittrich
	(b)	826 North Broadway, P. O. Box 755 New Ulm, Minnesota 56073
	(c)	Mr. Dittrich is President and owner of Dittrich Specialties, 2110 N. Broadway, New Ulm, Minnesota 56073, an organization which packages products for shipment by manufacturers to customers.
	(d)	Mr. Dittrich has never been convicted in a criminal proceeding.
(e)

Mr. Dittrich has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Mr. Dittrich is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Dittrich used personal funds in the amount of $320,000 for the purchase of 32,000 shares of Common Stock in the Issuer’s initial public offering, $16,500 for the purchase of 2,381 shares of common stock through an open market purchase on April 11, 2001 and $25,000 for the purchase of 3,000 shares of Common Stock through the Issuer’s private placement on February 21, 2003.  Mr. Dittrich also used personal funds to acquire two convertible subordinated notes in the amount of $50,000 on January 6, 2003, repaid on April 6, 2003, and $100,000 on April 7, 2003.

Mr. Dittrich also owns options to purchase 15,000 shares granted upon election and re-election for his services as a director of the Issuer.  These options have not been exercised, and if Mr. Dittrich chooses to exercise the options, personal fund will be used.

Item 4.	Purpose of Transaction

The shares of the Issuer’s common stock were acquired by the reporting person for investment purposes.  The reporting person is a director of the Issuer.  In his capacity as a director of the Issuer, the reporting person may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting person may make additional purchases of common stock either in the open market or in private transactions, including shares which may be acquired upon exercise of options or conversion of notes currently held or subsequently acquired by him, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the common stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the reporting person may decide in the future to sell all or part of his investments in the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer

Mr. Dittrich beneficially owns 63,492 shares of the Issuer’s Common Stock, representing 11.7% of the shares of Common Stock which would be outstanding upon exercise by Mr. Dittrich of currently exercisable options.  37,381 of such shares are held directly by Mr. Dittrich, 15,000 of such shares are obtainable upon exercise of presently exercisable options, and 11,111 of such shares are convertible into common stock of the Issuer at $9.00 per share.   Mr. Dittrich has sole voting and dispositive power over all of the shares owned by him.

Mr. Dittrich has been granted options to purchase an aggregate of 15,000 shares of common stock, which are all currently exercisable, in connection with his election and re-election as a director of the Issuer as follows:

Option Grant Date	No. of Shares	Price per Share
March 1, 1999	3,000 shares	$10.00/share
October 11, 1999	3,000 shares	$10.50/share
October 30, 2000	3,000 shares	$8.47/share
October 24, 2001	3,000 shares	$6.50/share
October 21, 2002	3,000 shares	$6.50/share

On March 15, 1999, Mr. Dittrich acquired 32,000 shares of the Issuer’s Common Stock, at a price of $10 per share, at the closing of the Issuer’s initial public offering.  On April 11, 2001, Mr. Dittrich acquired 2,381 shares of the Issuer’s Common Stock, at a price of $10.50 per share.  On January 6, 2003, Mr. Dittrich acquired from the Issuer a $50,000 convertible subordinated note, convertible into common stock of the Issuer at $9.00 per share which was repaid on April 6, 2003.  On February 21, 2003, Mr. Dittrich acquired 3,000 shares at a price of $5.50 per share.  On April 7, 2003, Mr. Dittrich acquired from the Issuer a $100,000 convertible subordinated note, convertible into common stock of the Issuer at $9.00 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2003
Date
/s/ Robert H. Dittrich
Signature
Robert H. Dittrich
Name/Title